===============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

                                12/31/00
          For Period Ended: ________________________

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 10-Q

          For the Transition Period Ended: ________________________

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Team Communications Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

11818 Wilshire Blvd., Suite 200
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;

[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
           Jay J. Shapiro                (310)                312-4400
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
                                                            [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company currently expects to take a charge of approximately $34,000,000 against its results of operations for the years 2000 and 1999. The Company stated that the amount of the expected charge is subject to adjustment, including possible increase, upon audit of the Company's year 2000 operations. It is also subject to completion of an internal examination of whether certain of the Company's film library acquisition and distribution transactions during the past year lacked economic substance. As a result of this charge, the Company anticipates that it will report a loss for the year 2000 of approximately $32,000,000 or a potentially larger amount. The Company also disclosed that it has short-term liquidity needs.

        The Company stated that the charges expected to be reflected in its year 2000 results will include the establishment of approximately $18,000,000 of reserves against long-term receivables and 10,000,000 of reserves relating to the valuation of its film programming inventory. The Company also expects to record an adjustment of approximately $2,000,000 as a result of the early adoption of certain new accounting requirements for producers and distributors of films. These adjustments include $9,000,000 related to the elimination of the Company's investment associated with its 1999 acquisition of Dandelion U.K. The Company stated that it intends to restructure its present U.K. operations. The Company further reported that it has instituted a strategic review of its acquired film libraries, with a view to increasing the rates at which the Company amortizes its investments in those libraries.

                       Team Communications Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2001                    By /s/ Jay J. Shapiro
    ------------------------------        --------------------------------------
                                                Jay J. Shapiro
                                                President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).